UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PUMA BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74587V107

(CUSIP Number)

Alan H. Auerbach

10880 Wilshire Boulevard, Suite 2150

Los Angeles, CA 90024

Telephone: (424) 248-6500

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74587V107

1.	Name of Reporting Person: Alan H. Auerbach
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 6,556,249
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 6,556,249
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,556,249 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 18.9% (2)
14.	Type of Reporting Person: IN

(1)	Represents (a) 4,040,000 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), (b) 2,116,250 shares of Common Stock issuable upon exercise of a warrant held by the Reporting Person, and (c) 399,999 shares of Common Stock issuable upon the exercise of vested stock options as of April 17, 2015 or that will become exercisable within 60 days of April 17, 2015. For additional information regarding the shares of Common Stock beneficially owned by the Reporting Person, see Item 3 below.
(2)	Based on information available from the Issuer that there were 32,146,895 shares of Common Stock outstanding as of April 17, 2015.

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2011 by Alan H. Auerbach, the President and Chief Executive Officer of Puma Biotechnology, Inc. (the “Issuer”), as amended by the Schedule 13D/A filed with the SEC on November 9, 2012 (as amended, the “Schedule 13D”), and relates to the Issuer’s common stock, par value $0.0001 per share ( “Common Stock”). The Issuer’s principal executive office is located at 10880 Wilshire Boulevard, Suite 2150, Los Angeles, California 90024.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

The 399,999 shares of Common Stock reported as beneficially owned in this Schedule 13D represent shares that the Reporting Person has the right to acquire upon the exercise of vested stock options as of April 17, 2015 or that will become exercisable within 60 days of April 17, 2015.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby superseded and replaced in full to read as follows:

The information set forth or incorporated in Items 2, 3 and 4 above is incorporated herein by reference.

(a) The Reporting Person beneficially owns 6,556,249 shares of Common Stock, which represents approximately 18.9% of the outstanding shares of Common Stock. The percentage of shares owned by the Reporting Person is based on information available from the Issuer that there were 32,146,895 shares of Common Stock outstanding as of April 17, 2015. Pursuant to Rule 13d-3(d) of the Act, the Reporting Person has included as beneficially owned and outstanding the 2,116,250 shares of Common Stock issuable upon exercise of the warrant described in Item 3 and the 399,999 shares of Common Stock issuable upon the exercise of vested stock options as of April 17, 2015 or that will become exercisable within 60 days of April 17, 2015 described in Item 3.

(b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by the Reporting Person as described in paragraph (a) above.

(c) Other than as reported herein, the Reporting Person has not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d) Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock held in the name of the Reporting Person and reported herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2015

/s/ Alan H. Auerbach
Alan H. Auerbach